February 19, 2019

Paul Mann
Chief Financial Officer
PolarityTE, Inc.
123 Wright Brothers Drive
Salt Lake City, UT 84116

       Re: PolarityTE, Inc.
           Registration Statement on Form S-3
           Filed February 8, 2019
           File No. 333-229584

Dear Mr. Mann:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Bradley Bugdanowitz, Esq.